# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Zapata Quantum, Inc., CIK 0001843714
CUSIP: G26735103
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 6 Liberty Square, #2488, Boston, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 10/09/2025
Amends the filing with accession number 0001079973-25-001363
Filed by CIK 0002024204
Persons authorized to receive notices and communications: Constantine Christakis, Esq., Nason Yeager Gerson Harris & Fumero P.A., 3001 PGA Blvd Ste 305, Palm Beach Gardens, Florida (FL), 33410, 561-686-3307

## Reporting persons
- Sumit Kapur (CIK 0002024204): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 36,633,333; shared voting power 0; sole dispositive power 36,633,333; shared dispositive power 0; aggregate amount beneficially owned 36,633,333 (22.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Zapata Quantum, Inc.
Address of issuer's principal executive offices: 6 Liberty Square, #2488, Boston, Massachusetts (MA), 02109
Comment: This amendment amends the Schedule 13D filed with the Securities and Exchange Commission on August 21, 2025. This 13D/A relates to the common stock, par value $0.0001 per share, of Zapata Quantum, Inc., a Delaware corporation (the "Issuer").

## Item 2. Identity and Background
Name of person filing: Sumit Kapur
Residence or business address: 6 Liberty Square, #2488, Boston MA 02109
Present principal occupation or employment: Mr. Kapur is the Chief Executive Officer and a director of Zapata Quantum, Inc.
Criminal convictions in the last five years: During the past five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years the Reporting Person has not been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On October 9, 2025, the Reporting Person received (i) 1,000,000 stock options, vesting in equal monthly increments over two years, with the first vesting date to occur on November 9, 2025, subject to continued services as a director with the Company as of each applicable vesting date and (ii) 5,000,000 stock options, vesting in equal monthly installments over four years, subject to continued employment with the Company as of each applicable vesting date.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person is the Chief Executive Officer and a director of the Issuer. He acquired all of his securities with the purpose of exercising control.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns (i) 32,500,000 restricted shares of the Issuer's common stock, vesting in equal monthly installments over a two-year period; (ii) 262,500 shares of common stock underlying stock options, which represent a portion of a grant of 600,000 stock options on May 20, 2024 with an exercise price of $1.23 per share, the remainder of which vests in equal monthly increments over three years from March 13, 2025; (iii) 2,500,000 shares of common stock issuable upon conversion of a convertible promissory note in the principal amount of $100,000 with a conversion price of $0.04 per share, (iv) 1,250,000 shares of common stock issuable upon exercise of a five-year warrant to purchase shares of common stock with an exercise price of $0.04 per share, (v) 41,667 shares of common stock underlying stock options, which represent a portion of a grant of 1,000,000 stock options on October 9, 2025 with an exercise price of $0.08 per share, the remainder of which vests in equal monthly increments over two years, and (vi) 104,167 shares of common stock underlying stock options, which represent a portion of a grant of 5,000,000 stock options on October 9, 2025 with an exercise price of $0.08 per share, the remainder of which vests in equal monthly increments over four years. The above number of shares amounts to approximately 22.6% of the 158,295,506 outstanding shares of common stock as of October 14, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares beneficially owned by the Reporting Person.
Transactions in the class effected during the past sixty days: Except as described in this Schedule 13D under Item 3 above, the Reporting Person did not engage in any transactions in shares of the Company's common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Sumit Kapur: /s/ Sumit Kapur, Sumit Kapur, individually (10/23/2025)